Exhibit 99.1

Annual General and Special Meeting of Shareholders of

PRECISION DRILLING CORPORATION

May 8, 2013

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

In respect of the annual general and special meeting (the "Meeting") of holders of common shares of Precision Drilling Corporation (the "Corporation"), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

Description of Matter		Votes For	Percent	Votes Against/ Withheld	Percent
1.	Ordinary resolution to approve the election of the following nominees to serve as the directors of the Corporation for the ensuing year, or until successors are duly elected or appointed:

	William T. Donovan	208,310,204	99.35	1,369,793	0.65
	Brian J. Gibson	208,510,124	99.44	1,169,873	0.56
	Allen R. Hagerman	208,596,342	99.48	1,083,655	0.52
	Catherine Hughes	208,497,110	99.44	1,182,887	0.56
	Stephen J.J. Letwin	208,225,055	99.31	1,454,942	0.69
	Kevin O. Meyers	208,609,266	99.49	1,070,731	0.51
	Patrick M. Murray	208,580,048	99.48	1,099,949	0.52
	Kevin A. Neveu	208,318,826	99.35	1,361,171	0.65
	Robert L. Phillips	206,045,167	98.27	3,634,830	1.73
2.	Ordinary resolution to approve the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors.	223,578,833	99.27	1,649,726	0.73
3.	Repeal the Corporation’s old by-laws and adopt new by-laws.	208,380,234	99.38	1,298,435	0.62
4.	Advisory resolution on the Corporation's approach to executive compensation (“Say-on-Pay”).	204,016,894	97.30	5,663,103	2.70
5.	Approve an amendment to the Corporation’s stock option plan.	194,967,681	92.98	14,712,314	7.02
6.	Confirm the continuation of and revisions to the Corporation’s shareholder rights plan.	200,528,400	95.64	9,151,596	4.36